 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES $50 MILLION BOUGHT DEAL OFFERING OF SUBORDINATED CONVERTIBLE DEBENTURES AND $30 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA (July 19, 2016) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase on a bought deal basis $50 million principal amount of extendible unsecured subordinated convertible debentures (the “Debentures”) at a price of $1,000 per Debenture and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt for gross proceeds of approximately $30 million. The Debenture and Subscription Receipt offerings (collectively the “Offerings”) in aggregate combine for total gross proceeds of approximately $80 million.

In addition, Bellatrix has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 3,750,000 Subscription Receipts at a price of $1.20 per Subscription Receipt and $7.5 million principal amount of Convertible Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offerings. The maximum aggregate gross proceeds that could be raised under the Offerings is approximately $92 million should the Over-Allotment Option be exercised in full.

The Debentures will bear an interest rate of 6.75% per annum, payable semi-annually in arrears on September 30 and March 31 of each year commencing September 30, 2016. The Debentures will have an initial maturity date of the Termination Date (as defined below), which will be automatically extended to September 30, 2021 upon closing of the Alder Flats Plant Sale (as defined below) (the "Maturity Date"). Each $1,000 principal amount of Debenture will be convertible at the option of the holder into approximately 617.2840 common shares of Bellatrix (representing a conversion price of $1.62). The Debentures will not be redeemable prior to September 30, 2019. On and after September 30, 2019 and up to and including September 30, 2020, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the Company’s option, at a price equal to their principal amount plus accrued and unpaid interest. The Debentures will be direct, subordinated unsecured obligations of the Company, subordinated to any senior indebtedness.

Each Subscription Receipt represents the right of the holder to receive, upon closing of the Company’s previously announced agreement to sell a 35% minority interest in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats to Keyera Partnership ("Alder Flats Plant Sale"), without payment of additional consideration or further action, one common share of the Company. If (i) closing in respect of the the Alder Flats Plant Sale does not occur by 5:00 pm (Calgary time) on or before September 30, 2016; (ii) the acquisition agreement with respect to the Alder Flats Plant Sale is terminated in accordance with its terms at an earlier time; or (iii) the Company has advised the Underwriters or the public that it does not intend to proceed with the Alder Flats Plant Sale (in each case, the earliest of such dates being the "Termination Date"), the subscription proceeds for the Subscription Receipts will be reimbursed pro rata to the holders of Subscription Receipts at the original subscription price.

In connection with the Offering, Bellatrix will file a preliminary short-form prospectus in all provinces of Canada, other than Quebec. Closing of the Offerings are expected to be completed on or about August 9, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

Net proceeds from the offerings will be used initially to repay bank indebtedness and thereafter for general corporate purposes.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

The Subscription Receipts and Debentures offered, and the common shares issuable on conversion thereof, have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act. This press release does not constitute an offer to sell or a solicitation of any offer to buy the Subscription Receipts, Debentures or common shares in the United States.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward looking statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “may”, “expects“ , “remain“, “intends”, “anticipates“, “ongoing“, “initiative“ and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning management’s assessment of future plans and operations, the expected terms of the Subscription Receipts, Debentures and the Offerings, the expected closing date of the Offerings, the expected closing of the Alder Flats Plant Sale, and management’s intention to use the cash proceeds of the Offerings to partially repay indebtedness outstanding under its syndicated credit facilities and thereafter for general corporate purposes.

To the extent that any forward-looking statements contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risk that all necessary approvals for the Offerings or the Alder Flats Plant Sale are not received or other conditions are not satisfied, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that the borrowing base under the Company’s credit facilities is reduced to a level lower than the current amount outstanding and that Bellatrix is unable to repay the portions in excess of such borrowing base when and if required, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the credit facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.